Exhibit 99.2

Consolidated Financial Statements of
(Unaudited)

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Three-month periods ended May 31, 2009 and 2008

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Balance Sheets
(Unaudited)
May 31, 2009 and February 28, 2009

	May 31,	February 28,
	2009	2009
		(Restated -
		note 2(a))
Assets

Current assets:
Cash	$3,110,165	$835,772
Term deposits	2,334,631	3,318,254
Accounts receivable	2,896,640	5,007,430
Tax credits receivable	543,126	726,510
Inventories (note 6)	824,847	1,773,563
Prepaid expenses	217,193	274,522
	9,926,602	11,936,051

Property, plant and equipment	6,540,449	5,022,640
Intangible assets	1,222,123	1,195,365

	$17,689,174	$18,154,056

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities:
Company controlled by an officer and director (note 4)	$250,219	$221,629
Others	2,370,131	2,319,798
Advance payments (note 3)	827,702	879,469
Current portion of long-term debt (note 8)	695,632	578,989
	4,143,684	3,999,885

Convertible debentures (note 7)	2,261,697	2,166,383
Long-term debt (note 8)	3,556,903	2,985,525
	9,962,284	9,151,793

Shareholders' equity:
Capital stock and warrants (note 9)	25,245,935	25,233,271
Contributed surplus	9,165,711	9,047,034
Deficit	(26,684,756)	(25,278,042)
	7,726,890	9,002,263

	$17,689,174	$18,154,056

See accompanying notes to consolidated financial statements.

On behalf of the Board,

/s/ Ronald Denis	/s/ Michel Chartrand

Ronald Denis	Michel Chartrand
Chairman of the Board	Director

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Earnings and Comprehensive Loss
(Unaudited)

Three-month periods ended May 31, 2009 and 2008

	May 31,	May 31,
	2009	2008
		(Restated
		note 2(a))

Revenue from sales and research contracts	$2,877,725	$3,134,269

Cost of sales and operating expenses (excluding amortization and stock-based compensation)	2,838,442	2,779,554
Research and development expenses	342,399	110,560
Financial	174,968	77,135
Amortization	136,186	153,774
Stock-based compensation	124,559	1,307,444
	3,616,554	4,428,467

Loss before undernoted items	(738,829)	(1,294,198)

Interest income	19,303	25,598
Foreign exchange loss	(687,188)	(14,018)

Net loss and comprehensive loss	$(1,406,714)	$(1,282,618)

Basic and diluted loss per share	$(0.04)	$(0.03)

Weighted average number of shares outstanding	37,684,375	37,452,797

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Shareholders' Equity
(Unaudited)

Three-month periods ended May 31, 2009 and 2008

	Common shares		Warrants		Contributed
	Number	Dollars	Number	Dollars	surplus	Deficit	Total

Balance, February 28, 2009	37,683,422	$24,953,096	1,100,000	$280,175	$9,047,034	$(25,131,127)	$9,149,178

Adjustment to reflect change in accounting policy for intangible assets (note 2 (a))	–	–	–	–	–	(146,915)	(146,915)

Exercise of stock options
Cash	11,125	6,782	–	–	–	–	6,782
Ascribed value	–	5,882	–	–	(5,882)	–	–

Stock-based compensation	–	–	–	–	124,559	–	124,559

Net loss	–	–	–	–	–	(1,406,714)	(1,406,714)

Balance, May 31, 2009	37,694,547	$24,965,760	1,100,000	$280,175	$9,165,711	$(26,684,756)	$7,726,890

Balance, February 28, 2008	37,423,797	$24,808,327	31,618	$62,825	$5,134,613	$(21,949,054)	$8,056,711

Adjustment to reflect change in accounting policy for intangible assets (note 2 (a))	–	–	–	–	–	(152,375)	(152,375)

Exercise of stock option
Cash	58,000	14,499	–	–	–	–	14,499
Ascribed value	–	16,943	–	–	(16,943)	–	–

Stock-based compensation	–	–	–	–	1,307,444	–	1,307,444

Net loss	–	–	–	–	–	(1,282,618)	(1,282,618)

Balance, May 31, 2008	37,481,797	24,839,769	31,618	$62,825	$6,425,114	$(23,384,047)	$7,943,661

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Cash Flows
(Unaudited)

Three-month periods ended May 31, 2009 and 2008

	2009	2008
		(Restated -
		note 2(a))

Cash flows from operating activities:
Net loss	$(1,406,714)	$(1,282,618)
Non-cash items:
Amortization of property, plant and equipment	133,732	151,614
Amortization of intangible assets	2,454	2,160
Stock-based compensation	124,559	1,307,444
Accretion of the liability component of the convertible debentures (note 7)	55,453	–
Unrealized foreign exchange loss on advance payments	(33,000)	55,050
Net change in operating assets and liabilities (note 5)	2,865,877	(20,447)
	1,742,361	213,203

Cash flows from investing activities:
Additions to property, plant and equipment	(1,166,768)	7,966
Additions to intangible assets	(19,487)	(351,762)
Maturity of term deposits	983,623	464,079
	(202,632)	120,283

Cash flows from financing activities:
Decrease in bank loan	–	(220,000)
Increase in long-term debt	841,320	77,609
Repayment of long-term debt	(153,299)	(344,784)
Accrued interest on convertible debentures (note 7)	39,861	–
Issue of share capital on exercise of options	6,782	14,499
	734,664	(472,676)

Net increase (decrease) in cash	2,274,393	(139,190)

Cash, beginning of period	835,772	684,786

Cash, end of period	$3,110,165	$545,596

Supplemental cash flow disclosures (note 5)

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three-month periods ended May 31, 2009 and 2008

1.	Basis of presentation:

The interim consolidated financial statements include the accounts of Neptune Technologies & Bioressources inc. (the “Company”) and its subsidiaries, Acasti Pharma Inc. (“Acasti Pharma”), NeuroBioPharm Inc. (“NeuroBioPharm”) and Neptune Technologies & Bioressources USA Inc. These interim consolidated financial statements have not been reviewed by the auditors and reflect normal and recurring adjustments which are, in the opinion of Neptune Technologies & Bioressources Inc., considered necessary for a fair presentation. These interim unaudited consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. However, they do not include all disclosures required under generally accepted accounting principles and accordingly should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s latest annual report. Except for the adoption of the new accounting standards described in note 2 (a) below, the Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as those in its audited consolidated financial statements for the year ended February 28, 2009.

2.	Changes to accounting policies:

(a) New accounting policies adopted:

On March 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

Goodwill and Intangible Assets:

The CICA issued Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.

As a result of this standard, direct costs incurred to secure patents related to internally-generated assets in the research phase will no longer be capitalized by the Company. The Company applied this standard on a retrospective basis. The impact of adopting this standard was to increase the opening deficit and reduce intangible assets, as at June 1, 2008 and March 1, 2009, by $151,010 and $146,915, respectively, for such assets capitalized prior to the date of commercialization, May 31, 2002. The impact of the adjustment to the net loss in 2008 and 2009 is not significant.

Credit risk and the fair value of financial assets and financial liabilities:

On January 20, 2009, the Emerging Issues Committee (EIC) of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

(b)	Future accounting changes:

Business Combinations

Section 1582, Business Combinations, replaces Section 1581, Business Combinations. The Section establishes standards for the accounting for a business combination. It provides the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), Business Combinations. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Consolidated Financial Statements

Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, together replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS Standard, IAS 27 (Revised), Consolidated and Separate Financial Statements. The Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on the consolidated financial statements.

International Financial Reporting Standards:

In February 2008, Canada’s Accounting Standards Board (AcSB) confirmed that Canadian GAAP, as used by publicly accountable enterprises, would be fully converged into International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore, the Company will be required to report under IFRS for its 2012 interim and annual financial statements. The Company will convert to these new standards according to the timetable set within these new rules. The Company has not yet assessed the impact these new standards will have on its financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three-month periods ended May 31, 2009 and 2008

3.	Partnership and collaborations agreements:

In 2008, the Company received a first payment of €500,000 out of several payments scheduled under the terms of a partnership agreement. The agreement foresees the Company’s commitment of developing a clinical research program and the development of products incorporating Neptune Krill Oil (“NKO™”) in a dietary matrix. The initial payment is refundable only if the parties fail to meet certain developmental milestones, prior to the release of the products on the market. No revenues have been recognized by the Company under this agreement. This amount, $771,400, is included in ''advance payments'' in the consolidated balance sheet.

The Company also entered into a collaboration agreement under which it can receive $299,860. Under the terms of the agreement, the Company will conduct a clinical research project on the effects of Neptune Krill Oil (“NKO™”) and its concentrates on certain human health conditions. The agreement includes a period of exclusivity on the rights by the partner to the use of the clinical study results. At May 31, 2009, the Company has received $199,860 under the agreement with the final amount of $100,000 to be received at the conclusion of the research project. For the three-month period ended May 31, 2009, revenues of $18,767 were recognized in consolidated earnings on the basis of the clinical study. As of May 31, 2009, the difference between the payments received of $199,860 and the total revenues recognized amounts to $56,302, and it is included in ''advance payments'' in the consolidated balance sheet.

4.	Related party transactions:

Under the terms of an agreement entered into with a shareholder (a company controlled by an officer and director), the Company is committed to pay royalties of 1% of its revenues related to its nutraceutical segment in semi-annual instalments, for an unlimited period. The annual amount disbursed in cash cannot exceed net earnings before interest, taxes and amortization of Neptune on a non-consolidated basis. For the three-month period ended May 31, 2009, total royalties paid or payable to this party amounted to $28,590 (three-month period ended May 31, 2008 - $31,347). As at May 31, 2009, the balance due to this shareholder under this agreement amounts to $250,219 (February 28, 2009 - $221,629). This amount is presented in the balance sheet under accounts payable and accrued liabilities.

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

5.	Supplemental cash flow disclosures:

(a) Net change in operating assets and liabilities are detailed as follows:

	May 31,	May 31,
	2009	2008
	(3 months )	(3 months )

Accounts receivable	$2,110,790	$(741,924)
Tax credits receivable	183,384	(143,057)
Inventories	948,716	558,138
Prepaid expenses	57,329	(116,288)
Accounts payable and accrued liabilities	(415,575)	422,684
Advance payments	(18,767)	–

	$2,865,877	$(20,447)

(b)	Non-cash transactions:

	May 31,	February 28,
	2009	2009

Acquired property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	$992,201	$497,703
Dividend payable through issuance of notes payable	–	9,380

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three-month periods ended May 31, 2009 and 2008

(c)	Other:

	May 31,		May 31,
	2009		2008
	(3 months	)	(3 months	)

Interest paid	$45,364		$77,135

6.	Inventories:

	May 31,	February 28,
	2009	2008

Raw materials	$720,830	$925,664
Finished goods	104,017	847,899

	$824,847	$1,773,563

During the three-month period ended May 31, 2009, $1,708,285 (May 31, 2008 - $1,490,451) of inventories were recognized as cost of sales.

7.	Liability component of convertible debentures:

Aggregate principal amount of convertible debentures at issuance	$2,750,000
Financial expenses on the issuance of debentures	(30,000)
Equity component of convertible debentures	(445,940)
Detachable warrants	(280,175)
Accrued interest	86,191
Accretion of the liability component	86,307

Liabilities balance of convertible debentures as at February 28, 2009	2,166,383
Accrued interest	39,861
Accretion of the liability component	55,453

Liabilities balance of convertible debentures as at May 31, 2009	$2,261,697

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three-month periods ended May 31, 2009 and 2008

8.

Long-term debt:

	May 31,	February 28,
	2009	2009

Mortgage loan, principal balance of $3,375,000, bearing interest at the prime rate plus 2%, partly secured (38.46%) by Investissement Québec (for an annual premium of 2.5% on the secured amount), through a savings guarantee from Neptune of $1,000,000, and through a first-ranking mortgage on the plant, a first-ranking hypothec on all movable assets (except for accounts receivable and merchandise) current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement) and a second- ranking hypothec on all accounts receivable and merchandise, reimbursable in monthly principal payments of $41,667 until November 2015. The amount recorded is net of related financial expenses.

	$3,203,089	$3,327,621

Mortgage loan, principal balance of $841,320, bearing interest at the prime rate plus 2%, secured as indicated above, reimbursable in monthly principal payments of $35,714 until August 2016. The amount recorded is net of related financial expenses.	841,320	–

Obligations under capital leases, interest rates varying from 6.17% to 15.46%, payable in average monthly instalments of $4,301 ($4,333 as at May 31, 2008), maturing at different dates until 2013	100,843	119,909

Refundable contribution obtained from a federal program available for small and medium-sized business, without collateral or interest, payable in semi- annual instalments of $9,701 until October 1, 2012	67,908	77,609

Refundable contribution obtained from a federal program available for small and medium-sized business, without collateral or interest, payable in semi- annual installments of $6,562 until December 2011	39,375	39,375

	4,252,535	3,564,514

Current portion of long-term debt	695,632	578,989

	$3,556,903	$2,985,525

During the nine-month period ended February 28, 2009, the Company refinanced its debt and entered into a debt agreement totaling $6,500,000, of which $3,500,000 has been disbursed by the lender up to February 28, 2009 in the form of a mortgage loan. The second tranche of $3,000,000 will be utilized to finance plant expansion at an interest rate of prime rate plus 2% and will be repayable over 84 months. The second tranche is to be received in the form of progressive advances based on the advancement of the plant expansion. As at May 31, 2009, $841,320 has been received by the Company. The Company is subject to certain covenants requiring the maintenance of ratios. At May 31, 2009, the Company was in compliance with those ratios.

The Company has an authorized operating line of credit of $1,000,000 bearing interest at the prime rate plus 2.25% (February 28, 2009 - 1.75%). The line of credit is guaranteed by a first-ranking movable hypothec on all accounts receivable and merchandise, a second-ranking hypothec on the production plant and a third-ranking hypothec on all other movable assets, current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement). At May 31, 2009, no amounts were drawn under the operating line of credit.

9.	Capital stock and warrants:

Authorized

Unlimited number of shares without par value

Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance

Series A preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder's option under certain conditions into common shares.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three-month periods ended May 31, 2009 and 2008

10.	Stock-based compensation plans:

	(a)	Company stock-based compensation plan: Activities within the plan are detailed as follows:

		Three-month		Nine-month
		period ended		period ended
		May 31,		February 28,
		2009		2009

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Options outstanding, beginning of period	3,669,750	$1.57	4,468,437	$2.92
Granted	55,000	1.25	1,041,000	2.40
Exercised	(11,125)	0.61	(201,625)	0.27
Cancelled	(42,000)	3.93	(1,638,062)	5.92

Options outstanding, end of period	3,671,625	1.54	3,669,750	1.57

Exercisable options, end of period	2,868,375	$1.31	2,850,500	$1.31

The fair value of the options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the three-month periods ended:

		Three-month		Three-month
		period		period
		ended		ended
		May 31,		May 31,
		2009		2008

		Non-		Non-
	Employees	employees	Employees	employees

Dividend	–	–	–	–
Risk-free interest rate	1.27%	–	3.87%	4.88%
Estimated life	2.50 years	–	2.18 years	4 years
Expected volatility	87%	–	84%	109%

The fair value of the weighted average of the options granted to employees during the period is $0.43 (2008 - $2.06) and to non-employees is not applicable (2008 - $3.88) .

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three-month periods ended May 31, 2009 and 2008

(b)	Acasti Pharma stock-based compensation plan:

The following table presents information on outstanding stock options:

		Weighted
		average
	Number of	exercise
	options	price

Options outstanding, as at February 28, 2009 and May 31, 2009	850,000	$0.25

Options exercisable, as at May 31, 2009	340,000	$0.25

11.	Segment disclosures:

Descriptive information on the Company's reportable segments:

The Company has three reportable operating segments structured in legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical applications for cardiovascular diseases (Acasti Pharma), and the third is the development and commercialization of pharmaceutical neurological diseases (NeuroBioPharm).

The following tables show information by segment:

	Three-month period
	ended May 31,
				2009

	Nutraceutical	Cardiovascular	Neurological	Total

Sales and research contracts	$2,858,958	$–	$18,767	$$2,877,725
Cost of sales and operating expenses (excluding amortization and stock based compensation)	(2,733,480)	(66,728)	(38,234)	(2,838,442)
Research and development expenses	(99,601)	(219,893)	(22,905)	(342,399)
Financial	(174,781)	(187)	–	(174,968)
Amortization	(134,538)	(1,648)	–	(136,186)
Stock-based compensation	(124,559)	–	–	(124,559)
Interest income	10,143	9,160	–	19,303
Foreign exchange loss	(664,576)	(22,612)	–	(687,188)
Net loss and comprehensive loss	$(1,062,434)	$(301,908)	$(42,372)	$(1,406,714)

Cash	$2,668,703	$441,462	$–	$3,110,165
Term deposits	1,307,242	1,027,389	–	2,334,631
Total assets	15,917,870	1,771,304	–	17,689,174

Expenditures for long-lived assets	$1,186,255	$–	$–	$1,186,255

All of the activities for the three-month period ended May 31, 2008 related to the Nutraceutical segment.